John D. Thomas, P. C.

11650 South State Street, Suite 240

Draper, Utah 84020

(801) 816-2536

Fax: (801) 816-2599

October 25, 2013

Via E-mail and EDGAR

Ms. Tia L. Jenkins

Mr. John Coleman

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Helmer Directional Drilling Corp.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Filed September 23, 2013

Response dated September 20, 2013

File No. 000-53675

Dear Ms. Jenkins and Mr. Coleman,

We serve as counsel to Helmer Directional Drilling Corp., a Nevada corporation (the “Company”) with respect to its submission of an amended Form 10-K (“10-K”) for the Year Ended December 31, 2012, filed September 23, 2013 with the U.S. Securities and Exchange Commission (hereafter, the “Commission”). We are in receipt of your email to the Company, dated October 3, 2013, and this letter is written in response thereto.

We hereby request an extension until October 31, 2013 to respond to your letter dated October 3, 2013. Our inability to file in a timely manner is due to the large amount of data being compiled as requested. Therefore, the Company respectfully requests the aforementioned extension to respond properly to your comment letter dated October 3, 2013.

Thank you for your consideration.

John D. Thomas P.C.

/s/ John Thomas

__________________________

John Thomas, Legal Counsel